PRESS RELEASE

          BCM ANNOUNCES COMPLETION OF ACQUISITION OF RSI HOLDINGS, INC.

GREENVILLE, SC - March 18, 2005 - BCM Acquisition Corp. ("BCM"), a South Carolina corporation, announced today the completion of its acquisition of RSI Holdings, Inc. ("RSI") pursuant to a tender offer for all outstanding shares of RSI's common stock (excluding those already owned by the three Mickel siblings who are BCM's sole shareholders) for $0.10 per share, followed by a merger of RSI into BCM.

The tender offer was made on the terms and conditions set forth in the Offer to Purchase dated January 28, 2005 and the associated letter of transmittal. The offer expired, as scheduled, at 5:00 p. m., New York City time on Friday, March 11, 2005. Based on information provided by American Stock Transfer and Trust Company, acting as depositary agent for the offer, 1,554,613 shares of RSI were validly tendered and not withdrawn before the expiration of the offer. These tendered shares, together with those already held directly by the Mickel siblings, represent over 95 percent of RSI's outstanding shares. BCM has accepted and has forwarded payment for all 1,554,613 shares to the depositary agent for distribution to tendering shareholders.

The merger occurred on March 17, 2005. Pursuant to the merger, RSI's shareholders who did not tender their shares of RSI in the tender offer, and who do not exercise their dissenters' rights under North Carolina law, had their shares converted into the right to receive $0.10 per share, the same per-share purchase price provided in the tender offer. RSI's shareholders will be promptly mailed detailed instructions outlining the steps that such shareholders must take in order to obtain payment or exercise their dissenters' rights under North Carolina law. As a result of the merger, BCM's shareholders, the Mickel siblings, will wholly own RSI.

Georgeson Shareholder Communications, Inc. acted as information agent for the tender offer. Any questions can be directed to the information agent at their toll free number, (866) 264-7027. Banks and brokers should call (212) 440-9800.

NOTICE FOR RSI SHAREHOLDERS

RSI's shareholders and other interested parties are urged to read BCM's tender offer statement, filed with the Securities and Exchange Commission ("SEC") by BCM and its shareholders, Buck A. Mickel, Charles C. Mickel and Minor M. Shaw, and other relevant documents filed with the SEC, because they contain important information. RSI's shareholders will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, or by contacting Georgeson Shareholder Communications, Inc. at the numbers listed above.